CONSENT OF LARS WEIERSHÄUSER
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information incorporated by reference in Centerra Gold Inc.’s Registration Statement on Form S-8 (File No. 333-257489) filed with the U.S. Securities and Exchange Commission.

/s/ Lars Weiershäuser

Lars Weiershäuser
Director, Geology
Centerra Gold Inc.

Dated February 23, 2023